EXHIBIT 99.2

CANAGOLD RESOURCES LTD.

Second Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three and Six Months ended June 30, 2022

CANAGOLD RESOURCES LTD.

(the “Company”)

Second Quarter Report

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2022

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0 Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canagold Resources Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022, and the audited consolidated financial statements as at December 31, 2021 and 2020 and for the years then ended, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is effective as of August 12, 2022 unless otherwise indicated.

1.1 Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

1.2 Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia), the Fondaway Canyon property (Nevada) and the Corral Canyon property (Nevada) as well as a portfolio of nine other smaller exploration properties in Nevada, one in Idaho and one in Montana.

1.2.1 New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On April 17, 2019, the Company filed on SEDAR its updated NI 43-101 report on The New Polaris Gold Project, British Columbia, Canada 2019 Preliminary Economic Assessment (the “Preliminary Economic Assessment”) by Moose Mountain Technical Services (“Moose Mountain”), using flotation/bio-oxidation and CIL leaching process.

The Preliminary Economic Assessment is based upon building and operating a 750 tonne per day gold mine using bio-oxidation followed by a leaching process to produce 80,000 ounces gold per year in doré bars at site. The updated parameters in the base case economic model includes a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz and all in sustaining cost US$510 per oz. The Preliminary Economic Assessment for the New Polaris project results in an estimated after-tax net present value of CAD$280 million using a discount rate of 5%, an estimated after-tax internal rate of return of 38%, and an estimated after tax pay-back period of 2.7 years. The Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability and there is no certainty that the results of the Preliminary Economic Assessment will be realized.

A detailed discussion of the Preliminary Economic Assessment is provided in the report itself, and select information can be found under “Extract of Selected Sections of the New Polaris Preliminary Economic Assessment Report” on pages 13-32 of the Annual Information Form dated March 28, 2022 and filed on SEDAR on March 29, 2022.

Readers are cautioned that the effective date of Preliminary Economic Assessment for New Polaris is February 28, 2019 (the “Effective Date”). Accordingly, the economic analysis contained in the Preliminary Economic Assessment is based on commodity prices, costs, sales, revenue, and other assumptions and projections that may significantly change from the Effective Date, including a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz. Readers should not place undue reliance on the economic analysis contained in the Preliminary Economic Assessment because the Company cannot give any assurance that the assumptions underlying the report remain current.

The Qualified Person (“QP”) pursuant to NI 43-101 for the New Polaris Preliminary Economic Assessment is Marc Schulte, P. Eng.

In September 2020, the Company was granted a Multi Year Area Based Notice of Work Mineral and Coal Exploration Activities and Reclamation Permit by the BC Ministry of Energy, Mines and Low Caarbon Innovation to conduct exploration work on the property. Site preparation and refurbishment was completed to facilitate environmental baseline study and infill drilling to advance to a feasibility study. In late 2020, the Company had initiated twelve months of continuous environmental baseline studies which are required for an Environmental Assessment Certificate application and which is a critical first step in advancing the project through the BC major mine permitting process. The environmental baseline study continued in 2021 and into 2022.

Canagold Resources Ltd.	Page 3

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

In 2021, the Company completed its 47-hole, 24,000 meter (m) infill drilling program designed to upgrade the Inferred Resources of the CWM vein system to an Indicated Resource category for inclusion in a future feasibility study. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The drill program was extended an additional 6,000 m and 7 drill holes completed in January and February 2022. The infill drill holes successfully intercepted gold grades over widths throughout the CWM vein system that support the current resource at depth as predicted by the geological model and defined in the Preliminary Economic Assessment. Additionally, the infill drill program has defined new areas of significant gold mineralization such as the C-9 and C-10 veins that have potential to add resource to the deposit. The two drill rigs were stored at camp over winter during a pause in the program and one drill was subsequently removed from site in May 2022. By end of June 2022, assay results were received for all 54 holes of the drill program.

Highlights from the assay results are as follows:

•	19.5 grams per tonne (gpt) gold (Au) over 3.0 m from 427.3 m in hole 21-1615E1A
•	19.3 gpt Au over 4.3 m from 410.5 m in Hole 21-1675E1A
•	20.7 gpt Au over 3.8 m from 300.5 m in hole 21-1700E1A
•	21.1 gpt Au over 2.2 m from 327.3 m in hole 21-1700E2A
•	34.4 gpt Au over 6.6 m from 362.7 m in hole 21-1700E3
•	27.1 gpt Au over 2.9 m from 300.3 m in hole 21-1725E1
•	12.0 gpt Au over 3.0 m from 441.6 in hole 21-1737E1
•	13.5 gpt Au over 8.0 m from 299.0 m in hole 21-1750E1
•	10.4 gpt Au over 5.8 m from 460.5 m in Hole 21-1755E1
•	24.2 gpt Au over 6.6 m from 323.0 m in hole 21-1783E1
•	15.8 gpt Au over 13.0 m from 378.0 m in hole 21-1783E2
•	14.3 gpt Au over 2.7 m from 430.0 m in hole 21-1783E3
•	30.8 gpt Au over 3.9m from 433.6 m in hole 21-1783E5
•	13.6 gpt Au over 25.1 m from 362.1 m in Hole 21-1800E3
•	10.5 gpt Au over 4.9 m from 268.8 m in Hole 21-1800E4
•	11.6 gpt Au over 5.1 m from 464.9 m in hole 21-1829E2
•	11.0 gpt Au over 8.9 m from 414.4 m in hole 21-1844E3 (C9)
•	14.5 gpt Au over 3.0 m from 438.7 m in hole 21-1844E3 (C10)
•	17.1 gpt Au over 8.4 m from 343.0 m in hole 21-1890E1 (C10)
•	25.7 gpt Au over 2.1 m from 481.7 m in hole 21-1890E2
•	8.10 gpt Au over 9.9 m from 353.6 m in hole 21-1905E2 (C9)
•	11.1 gpt Au over 17.8 m from 380.9 m in hole 21-1905E2 (C10)
•	17.6 gpt Au over 1.5 m from 379.1 m in hole 21-2025E1
•	13.9 gpt Au over 4.2 m from 333.1 m in hole 21-2025E1W1
•	42.5 gpt Au over 2.0 m from 466.1 m in hole 22-1665E1
•	12.9 gpt Au over 3.6 m from 408.5 m in hole 22-1692E1
•	7.54 gpt Au over 18.6 m from 679.8 m in hole 22-1844E1W1A (New vein)
•	16.0 gpt Au over 6.1 m from 571.8 m in hole 22-1844E2W2A

For the six months ended June 30, 2022, the Company incurred $2 million for its drilling program and environmental monitoring.

Canagold Resources Ltd.	Page 4

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Further details of the 2021 and 2022 drilling programs are provided in the Company’s news releases:

•	News release dated July 6, 2021 and titled, “Canagold Announces Initial 2021 Drill Results From New Polaris Project Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m”;
•	News release dated July 19, 2021 and titled, “Canagold Announces Additional Results From New Polaris Drill Program Including 14.3 gpt Au Over 2.7 m and 15.3 gpt Au Over 1.7 m”;
•	News release dated July 27, 2021 and titled, “Canagold Drills 30.8 gpt Gold Over 3.9 Meters at New Polaris Project”;
•	News release dated September 22, 2021 and titled, “Canagold Intersects 17.1 gpt Au Over 8.4 m in Hanging-Wall C10 Vein and 25.7 gpt Au Over 2.1 m in C West Main Vein at New Polaris, BC”;
•

News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;

•

News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;

•	News release dated November 30, 2021 and titled, “Summary of High-Grade Drill Intercepts in the C-9 and C-10 Veins at the New Polaris Project in BC”;
•	News release dated January 26, 2022 and titled, “Canagold Announces High-Grade Drill Intercepts Containing Visible Gold from the C-West Main Zone at New Polaris Project, B”;
•	News release dated February 24, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein at New Polaris Project, BC”;
•	News release dated March 2, 2022 and titled, “Canagold Drilling Intersects Deep Extension of C-West Main Vein, and Discovers New High-Grade Parallel C-Vein at New Polaris Project, BC”;
•	News release dated March 21, 2022 and titled, “Canagold Announces Additional High-Grade Gold Drill Intercepts from the C-10 and the C-West Main Veins at New Polaris Project, BC”;
•	News release dated April 21, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein Including 42.5 gpt Au over 2 m at New Polaris Project, BC”.
•

News release dated June 14, 2022 and titled, “Canagold Drilling Intersects New Vein Grading 7.54 gpt Gold over 18.6 m Length at New Polaris Project, BC, Additional High-Grade Mineralization Outlined in C-West Main Vein”;

•

News release dated June 28, 2022 and titled, “Canagold Drilling Reports Two Highest Grade Drill Results of 54 Hole Program Including 13.6 gpt Gold over 25.1 m Length and 34.4 gpt over 6.6 m Length at New Polaris Project, BC”; and

•	News release dated July 12, 2022 and titled, “Canagold Summarizes Results of 30,000 m Infill Drill Program at New Polaris Project, BC, Highlights Include 13.6 gpt Over 25.1 m”.

1.2.2 American Innovative Minerals, LLC

1.2.2.a Purchase Agreement with American Innovative Minerals, LLC

In 2017, the Company closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following.

1.2.2.b Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m. Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

Canagold Resources Ltd.	Page 5

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims.

On May 1, 2017, the Company filed on SEDAR a Technical Report for the Fondaway Canyon Project prepared by Techbase International, Ltd (“Techbase”) of Reno, Nevada and effective April 3, 2017. The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (“QP”), as such term is defined under NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The resource estimate in the technical report included an estimated 409,000 indicated ounces of gold and an estimated 660,000 inferred ounces of gold grading an estimated 6.18 g/t and 6.40 g/t, respectively.

Fondaway Canyon project is subject to both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement in 2017, and a balance of $250,000 remains payable as at June 30, 2022. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-NI 43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada, (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments totalling $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property. Payment terms by Getchell are as follows:

(US$000s)	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100		400
4th anniversary	1,600		1,000
	$2,000		$2,000

Getchell drilled 10 holes totalling 3,874 metres in its 2021 drill program. In May 2022, Getchell mobilized a drill program to follow up on its prior drilling programs.

1.2.2.c    Silver King (Nevada, USA)

Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district near Golconda Summit. Previous exploration focused on low grade gold values but the property has never been explored for silver.

Canagold Resources Ltd.	Page 6

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

On October 25, 2018, the Company entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., (“Brownstone Ventures”) on the Company’s wholly owned Silver King patented claim group located in Humboldt County, Nevada. Under the terms of the ten-year agreement, the Company will receive annual payments of $12,000 plus an option exercise payment of $120,000. Upon exercise of the option, the Company will retain a 2% NSR royalty on the property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for $1 million. The Silver King property is a non-core asset in the Company’s Nevada property portfolio. The Company received $12,000 cash in 2021 (2020 - $12,000) which was recognized as mineral property option income.

1.2.2.d Lightning Tree (Idaho, USA)

Lightning Tree property is located in Lemhi County, Idaho, on 4 unpatented claims near the Musgrove gold deposit.

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to the Company. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2021, the Company received CAD$25,000 cash (2020 – CAD$12,500) and 1.25 million shares with a fair value of $159,600 (2020 - 1.25 million shares with a fair value of $130,500) and 1.25 million warrants with a fair value of $5,000 (2020 - 1.25 million warrants with a fair value of $41,900), all of which were recognized as mineral property option income.

1.2.2.e Hot Springs Point (Nevada, USA)

Hot Springs Point is located in Eureka County, Nevada, on 160 acres.

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company.

1.2.3 Windfall Hills property (British Columbia, Canada)

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

In April 2013, the Company acquired 100% undivided interests in the two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

In the third quarter of 2020, the Company completed a Phase 2 diamond drill program. Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes. Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. The Company may seek a partner to advance the project.

Further details of the drilling program for the Windfall Hills project are provided in the Company’s news release dated October 21, 2020 and titled, “Canarc Announces Results of its Special General Meeting of Shareholders Approving Upsized Financing Totaling CAD$8.4 Million”.

Canagold Resources Ltd.	Page 7

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

1.2.4 Princeton property (British Columbia, Canada)

The Princeton gold property consists of 22 mineral claims over 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimentary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

1.2.5 Hard Cash and Nigel (Nunavut, Canada)

Hard Cash is located 400 km west of Arviat, Nunavut on the shores of Ennadai Lake. There is an all-weather gravel strip at Ennadai Lake Lodge, 25 km south-southwest of the property and local access is by float plane or helicopter. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn 100% undivided interests in the Hard Cash and Nigel properties.

In the third quarter of 2020, the Company completed a Phase 1, 7-hole 1,000 meter reverse circulation (“RC”) drill program on the priority targets at the Swamp and Dryland showings. The results of the RC drilling confirmed a significant strike length to the previously identified gold mineralization of at least 1.5 km. However the grades and widths of mineralized intervals were not indicative of a significantly mineralized system. Based on this outcome, the Company has taken the decision not to proceed further with the option agreement with Silver Range for Hard Cash and Nigel properties, and accordingly wrote off its interests in 2020.

Further details of the drilling program for the Hard Cash project are provided in the Company’s news release dated November 17, 2020 and titled, “Canarc Reviews Exploration Results, Terminates Option Agreement on Hard Cash and Nigel Properties in Nunavut”.

1.2.6 Corral Canyon property (Nevada, USA)

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

In November 2019, a five hole, 1600 meter drilling program was completed. Further details of the drilling program for the Corral Canyon project are provided in the Company’s news release dated November 28, 2019 and titled, “Canarc Completes Phase 1 Drill Program at Corral Canyon, Nevada”.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

The Company is seeking a partner to drill identified targets on the property.

1.2.7 Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena had the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. The Company had written off the property in 2005.

Garry Biles, PEng, President and Chief Operating Officer of the Company, was the qualified person, as defined by National Instrument 43-101, and had approved the technical information from the drilling programs for the New Polaris, Windfall Hills and Hard Cash projects.

Other Matters

Mr. Andrew Bowering resigned from the Board of Directors in March 2022.

At the Company’s contested Annual and Special General Meeting held on July 19, 2022, shareholders voted for the election of Mses. Sofia Bianchi and Carmen Letton and Messrs. Kadri Dagdelen, Andrew Trow and Scott Eldridge as Directors for the ensuring year. Three other nominees originally proposed by the Company, namely Messrs. Bradford Cooke, Martin Burian and Deepak Malhotra, elected to resign from the Board.

In August 2022, Mr. Scott Eldridge resigned as CEO and a Director of the Company, and Mr. Catalin Kilofliski was appointed as CEO, and Mr. Michael Doyle was nominated as a Director who subsequently was appointed as Chief Technical Officer.

1.3 Results of Operations

Second Quarter of Fiscal 2022 – Six months ended June 30, 2022 compared with June 30, 2021

The Company incurred a net loss of $1.4 million for the six months ended June 30, 2022 which is higher than the net loss of $1.2 million for the same comparative period in 2021, with the former having higher operating expenses. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit.

Remuneration for employees of $255,000 for the six months ended June 30, 2022 was higher than the $220,000 in the comparative period in 2021. Remunerations to technical senior officers were allotted to active exploration programs for New Polaris from the beginning of fiscal 2021 to the first half of 2022, with lower allocations in the current quarters as the drilling program was completed in February 2022, and the environmental baseline monitoring did not require ongoing management oversight, resulting in higher remunerations in 2022. Also bonuses for 2021 were determined to be higher than accrued in 2021 leading to higher remunerations in the second quarter of 2022.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Overall general and administrative expenses of $391,000 were significantly higher in 2022 with certain specific differences as compared to $111,000 for the same period in 2021. In June 2022, a shareholder provided an advance notice for the nominaton of three new directors for the Company at its upcoming annual and special general meeting, which lead the Company to engage a proxy solicitation firm and legal counsel in the proxy contest, thus contributing to higher regulatory expenses of $260,000 in the second quarter of 2022. This resulted in the election of three new directors and resignations of three previous directors. Regulatory expenses also increased as the transfer agent manages its warrant indentures and from higher filing and annual listing fees. Nominal legal services were rendered in 2021 for corporate maintenance and annual filings. In 2022, added legal services were rendered to review lease renewal with the same landlord but for a different office unit as the current lease is due to expire in July 2022, and for review of the Company’s continuous disclosure obligations as the New Polaris project continues to advance. Cloud server costs increased in 2022 as additional features were needed to support operations and exploration activities as well as additional costs for server migration which were necessitated to comply with jurisdictional licensing rights along with enhanced firewalls, backup and user rights. Premiums for directors and officers liability insurance have escalated due to heightened claim payouts in the insurance industry, and also the additional commercial general liability insurance coverage as the Company progresses with the advancement of the New Polaris project.

Shareholder relations of $234,000 for the six months ended June 30, 2022 were higher than the $207,000 in the same period in 2021. The relative increase in the second quarter of 2022 supplemented the proxy contest as well as to create more market awareness as the Company progresses to advance its New Polaris gold project and for its financing plans. The VP Corporate Development was hired in July 2021.

Share based payments of $200,000 was lower in the current period in 2022 compared to the $336,000 in 2021 due to more stock options being subject to vesting provisions in 2021. Forfeitures were recognized in March 2022 from the departure of a Director which would reduce share-based payments.

The change in the fair value of marketable securities is attributable to changes in the quoted market prices of the investments up to their date of disposal or through to quarter end if continued to be held. In the first quarter of 2022, the reduction in the fair value was $49,000 which is significantly less than the $217,000 reduction for the same comparative quarter in 2021. The COVID 19 pandemic continued to cause adverse global economic impact with similar negative effects to the capital markets in early 2021. Although pandemic issues subsided significantly in 2022, weak sentiments and stagnancy in the capital markets caused declines in the valuation of the Company’s shareholdings even though precious metal prices improved. In the second quarter of 2022, losses were realized from disposition of marketable securities with further losses being recognized at the end of the quarter from lower fair values. In 2021 gains were realized from the disposition of market securities but losses from remaining shareholdings at quarter end off-setted such gains.

Mineral property income of $10,000 was from the sale of the Company’s physical historical geological data library which has minimal value as the Company advances its sole material property, New Polaris.

The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery of $216,000 for the six months ended June 30, 2022 (June 30, 2021 - $nil) was recognized for the pro rata flow through exploration expenditures as the Company conducted its drilling program which was extended into February 2022. Flow through premiums from private placements were recognized in October and December 2021 and then again in January 2022. The income tax recovery was lower in the second quarter of 2022 than the prior quarter as the drilling program was completed in February 2022.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

As at June 30, 2022, the Company has mineral property interests which are comprised of the following:

	Canada		USA
($000s)	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total

Acquisition Costs:

Balance, December 31, 2021	$3,941	$370	$1,289	$25	$5,625
Additions	13	-	-	-	13
Recoveries	-	-	-	-	-
Foreign currency translation adjustment	(3)	(6)	(21)	(1)	(31)
Balance, June 30, 2022	3,951	364	1,268	24	5,607

Deferred Exploration Expenditures:

Balance, December 31, 2021	14,968	1,062	1,547	579	18,156
Additions:
Exploration:
Assays and sampling	63	5	-	-	68
Drilling	1,066	-	-	-	1,066
Environmental	189	-	-	-	189
Field, camp, supplies	86	-	-	-	86
Fuel, gas, propane	77	-	-	-	77
General, administrative, sundry	30	-	2	-	32
Geology	128	-	-	-	128
Local labour	195	-	-	-	195
Machinery and equipment	46	-	-	-	46
Rental and storage	64	-	10	1	75
Salaries	57	-	-	-	57
Surveying	5	-	-	-	5
Transportation	262	-	-	-	262
Utilities	17	-	1	-	18
Recoveries	-	-	(13)	-	(13)
Foreign currency translation adjustment	(283)	(17)	(25)	(9)	(334)
Balance, June 30, 2022	16,970	1,050	1,522	571	20,113

Mineral property interests:
Balance, June 30, 2022	$20,921	$1,414	$2,790	$595	$25,720

For the six months ended June 30, 2022, the Company expended $2 million in exploration expenditures for drilling program and continuous monthly environmental baseline studies for its New Polaris property. In fiscal 2021, the 24,000 metre, 47 hole drilling program was completed, and was extended for an additional 6,000 m and 7 drill holes which was completed in February 2022. Recoveries for the Fondaway Canyon property are attributable to reimbursements by Getchell for out-of-pocket expenses of $13,000 paid by the Company.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

1.4 Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, June 30, 2022. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2022		2021				2020
per share amounts)	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net (loss) income:
(i) Total	$(1,134)	$(249)	$(153)	$(520)	$(642)	$(517)	$95	$(1,457)
(ii) Basic per share	$(0.01)	$-	$-	$(0.01)	$(0.01)	$(0.01)	$-	$(0.03)
(iii) Fully diluted
per share	$(0.01)	$-	$-	$(0.01)	$(0.01)	$(0.01)	$-	$(0.03)

Total assets	$27,062	$28,523	$27,583	$23,572	$24,234	$23,404	$23,640	$18,163
Total long-term liabilities	$120	$113	$107	$101	$133	$130	$136	$130
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

In the second quarter of 2022, the net loss of $1.1 million was higher than prior quarters. Regulatory expenses of $260,000 were significantly higher than prior quarterly periods and were attributable to the proxy contest whereby a proxy solicitation firm and legal council were engaged. Losses of $423,000 were recognized from decreases in the fair value of marketable securities.

In the first quarter of 2022, income tax recovery of $165,000 from flow through exploration expenditures reduced net loss.

The net loss of $153,000 in the 2021 fourth quarter was lower than the net losses of prior quarters in 2021 and was attributable to the cash and shares which were received for the Princeton and Silver King properties. The Damara shares had a fair value of $582,200. The cash and shares were recognized as mineral property option income in the quarter. Also the income tax recovery of $206,000 reduced net loss in the 2021 fourth quarter.

In the fourth quarter of 2020, mineral property option income of $182,000 was recognized. The mineral property option income was attributable to the option agreement for the Silver King property to Brownstone and Lightning Tree property to Ophir, and the assignment agreement for Princeton property to Damara, whereby cash and marketable securities and warrants were received in that quarter. Also the change in fair value of marketable securities of $518,000 contributed to the realization of a net income of $95,000 in 2020 fourth quarter.

The $1.1 million write off of the Hard Cash and Nigel properties in the third quarter of 2020 contributed to a higher net loss than other comparative quarters.

In the fourth quarter of 2021, the Company closed private placements totalling $4.1 million, and for the 2020 fourth quarter private placement totalling $6.4 million, both of which would commensurately increase total assets in those quarters.

In 2021, the Company expended $8.3 million on exploration expenditures for its New Polaris property primarily for the 24,000 metre, 47 hole drilling programs which mobilized in May 2021 and its continuous monthly environmental baseline studies and camp site renovations.

For the six months ended June 30, 2022, the Company expended $2 million in exploration expenditures for drilling program and continuous monthly environmental baseline studies for its New Polaris property. The 2021 drilling program was extended for an additional 6,000 m and 7 drill holes which was completed in February 2022.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

1.5 Liquidity

The Company has no operating revenues, has incurred a significant net loss of $1.4 million for the six months ended June 30, 2022, and has a deficit of $52.2 million as at June 30, 2022.In addition, the Company has negative cash flows from operations. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. The Company’s unaudited condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

The Company is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. In the past, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	June 30,	December 31,
($000s)	2022	2021

Cash	$412	$2,008
Working capital	201	2,575

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

For the six months ended June 30, 2022, the Company expended $2 million in exploration expenditures for drilling program and continuous monthly environmental baseline studies for its New Polaris property. The 2021 drilling program was extended for an additional 6,000 m and 7 drill holes which was completed in February 2022.

On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

For the six months ended June 30, 2022, the Company received proceeds of $308,000 from the disposition of marketable securities and $10,000 from the sale of physical historical geological data library which has minimal value as the Company advances its sole material property, New Polaris. The Company also received a demand loan of CAD$25,000 in late June 2022 which was repaid in July 2022.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

In July 2022 the Company received $480,000 from the sale of the Hot Springs Point property.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.6, further details of contractual obligations are provided as at June 30, 2022. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.6 Capital Resources

At June 30, 2022, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $250,000 remain payable as at June 30, 2022 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty; Item 1.2.2.b provides further details. Getchell paid the $35,000 advance royalty in July 2022.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Certain amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at June 30, 2022:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$4	$4	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	250	35	105	105	5

Total	$4	$4	$-	$-	$-	$250	$35	$105	$105	$5

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty. Getchell paid the $35,000 advance royalty in July 2022. (Item 1.2.2.b).

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.7 Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.8 Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the six months ended June 30, 2022 and 2021:

			Net balance receivable (payable)
($000s)	Six months ended June 30,		June 30,	December 31,
	2022	2021	2022	2021

Key management compensation:
Executive salaries and remuneration (1)	$279	$279	$148	$126
Directors fees	9	13	5	-
Share-based payments	203	332	-	-
	$491	$624	$153	$126

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$4	$5	$2	$1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	The company is Aztec Minerals Corp. which share one common director.

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

The above transactions are incurred in the normal course of business.

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

1.9 Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.10 Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

At the end of each reporting period, the Company assesses each of its mineral properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

1.11 Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f), “New accounting standards and recent pronouncements”, of the audited consolidated financial statements for the year ended December 31, 2021.

1.12 Financial Instruments and Other Instruments

IFRS 9 Financial Instruments:

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and flow through premium liability approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Certain other marketable securities are measured using Level 3 of the fair value hierarchy. The fair value of deferred royalty and lease liabilities approximate their carrying values as they are at estimated market interest rates using Level 2 inputs.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at June 30, 2022, the Company had a working capital (current assets less current liabilities) of $201,000 (December 31, 2021 – $2.6 million). The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2022.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

The following schedule provides the contractual obligations related to the deferred royalty payments for the Fondaway Canyon project and office lease obligations as at June 30, 2022:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$4	$4	$-	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	250	35	105	105	5

Total	$4	$4	$-	$-	$-	$250	$35	$105	$105	$5

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty. Getchell paid the $35,000 advance royalty in July 2022. (Item 1.2.2.b).

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	June 30,	December 31,
	2022	2021

Cash	$357	$1,701
Marketable securities	509	1,300
Receivables	2	1
Accounts payable and accrued liabilities	(589)	(800)
Demand loan payable	(19)	-
Lease liability	(3)	(21)

Net financial assets (liabilities)	$257	$2,181

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Based upon the above net exposure as at June 30, 2022 and assuming all other variables remain constant, a 5% (December 31, 2021 – 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $13,000 (December 31, 2021 - $218,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and no interest bearing debt.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at June 30, 2022 and assuming all other variables remain constant, a net increase or decrease of 30% (December 31, 2021 - 75%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $153,000 (December 31, 2021 - $975,000).

1.13 Other MD&A Requirements

1.13.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)

is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and audited consolidated financial statements for the years ended December 31, 2021 and 2020.

1.13.2 Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Changes in the Company’s share capital for the six months ended June 30, 2022 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2021	82,509,596	$77,753
Issued:
Private placement	4,050,000	1,264
Share issuance expenses	-	(29)
Balance at June 30, 2022	86,559,596	$78,988

On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

At August 12, 2022, there were 86,559,596 common shares issued and outstanding.

At June 30, 2022, the Company had outstanding stock options to purchase an aggregate 5,675,000 common shares as follows:

	June 30, 2022
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	6,665,000	$0.48
Forfeited	(250,000)	$0.50
Cancelled and expired	(740,000)	$0.51
Outstanding balance, end of period	5,675,000	$0.47

Exercise price range		$0.25 - $0.52

At August 12, 2022, stock options for 5,187,500 common shares remain outstanding of which 4,721,250 stock options are exercisable.

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

At June 30, 2022, the Company had outstanding warrants as follows:

Exercise		Outstanding at				Outstanding at
Prices (CAD$)	Expiry Dates	December 31, 2021	Issued	Exercised	Expired	June 30, 2022

$0.65	October 7, 2022 (1)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (1)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (1), (2)	385,200	-	-	-	385,200

$0.75	October 28, 2023 (3)	638,510	-	-	-	638,510

		11,523,710	-	-	-	11,523,710

(1)

If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the TSX, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(2)

As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

(3)

As these warrants are agent’s warrants, a fair value of $152,360 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 153%, risk-free rate 1%, expected life 2 years, and expected dividend yield 0%.

At August 12, 2022, there were outstanding warrants for 11,523,710 common shares.

1.14 Outlook

The Company expects to continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2022 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.15 Risk Factors

Mineral exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Company’s Annual Information Form dated March 28, 2022 for the year ended December 31, 2021 and which was filed on SEDAR on March 29, 2022, and the Company’s other disclosure documents as filed in Canada on SEDAR at www.sedar.com.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2022
(expressed in United States dollars)

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At June 30, 2022, the Company had 86,559,596 common shares, and 5,675,000 outstanding share purchase options and 11,523,710 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At June 30, 2022, securities that could be dilutive represented approximately 19.9% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the June 30, 2022 closing market price of CAD$0.27 for the Company’s shares, which accordingly would result in dilution to existing shareholders.

1.16 Internal Controls over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICOFR”). Except as noted below, our ICOFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company recognizes that any controls and procedures, no matter how well conceived and operated, have inherent limitations. As a result, even those systems designed to be effective can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax. To remedy this weakness in its ICOFR, the Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as and when needed.

Management performed an assessment of the Company’s ICOFR as at June 30, 2022.Based upon the results of that assessment as at June 30, 2022, management concluded that its internal control over financial reporting is effective.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there have been no changes in our internal control over financial reporting during the three and six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Canagold Resources Ltd.	Page 23